                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10 )


                        Carolina Power and Light Company
                        --------------------------------
                                (Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                    144141108
                                    ---------
                                 (CUSIP Number)



                                December 31, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)




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CUSIP No. 144141108                                                 Page 2 of 7


(1)      Names of Reporting Persons SS or IRS Identification Nos. of Above
         Persons

         a.       Wachovia Corporation                        56-1473727
         b.       Wachovia Bank, National Association         56-0927594
         c.       Wachovia Securities, Inc.                   56-0276990

(2)      Check the Appropriate Box if a Member of a Group (see Instructions)

         a.       (  )
         b.       (  )
         c.       (  )

(3)      SEC USE ONLY

(4)      Citizenship or Place of Organization

         a.       Wachovia Corporation                        North Carolina
         b.       Wachovia Bank, National Association         United States
         c.       Wachovia Securities, Inc.                   North Carolina


Number of shares   (5)  Sole Voting Power                              507,073
Beneficially
Owned by Each      (6)  Shared Voting Power                             58,216
Reporting Person
With               (7)  Sole Dispositive Power                         348,135

                   (8)  Shared Dispositive Power                       151,581

(9)      Aggregate amount Beneficially Owned by Each Reporting Person  577,076

(10)     Check if Aggregate Amount in Row 9 Excludes Certain Shares
         (see Instructions)                                            (  )

(11)     Percent of Class Represented by Amount in Row 9               0.36%

(12)     Type of Reporting Persons (see Instructions)

         a.     Wachovia Corporation                                   HC
         b.     Wachovia Bank, National Association                    BK
         c.     Wachovia Securities, Inc.                              BD



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CUSIP No. 144141108                                                 Page 3 of 7



ITEM 1 (a)        NAME OF ISSUER:

                  Carolina Power and Light Company

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  411 Fayetteville Street Mall
                  Raleigh, NC 27602

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation, Wachovia Bank, National Association and Wachovia Securities, Inc.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Securities, Inc.
                  201 North Tryon Street
                  Charlotte, North Carolina, 28201


ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States
                  Wachovia Securities, Inc.                   North Carolina

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  144141108


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CUSIP No. 144141108                                                 Page 4 of 7



ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

         (a)      (X)    Broker or Dealer registered under Section 15 of the
                         Act, (Wachovia Securities, Inc.)

         (b)      (X)    Bank as defined in Section 3(a)(6) of the Act,
                         (Wachovia Bank, National Association)

         (c)      ( )    Insurance Company as defined in Section 3(a)(19) of
                         the Act,

         (d)      ( )    Investment Company registered under Section 8 of the
                         Investment Company Act,

         (e)      ( )    Investment Advisor registered under Section 203 of the
                         Investment Advisor Act of 1940,

         (f)      ( )    Employee Benefit Plan Pension Fund which is subject
                         to the provisions of the Employee Retirement Income
                         Security Act of 1974 or Endowment Fund.

         (g)      (X)    Parent holding Company, in accordance with 240.13d-1
                         (b)(ii)(G), (Wachovia Corporation)

         (h)      ( )    Group, in accordance with Rule 13d-1 (b) (1) (ii) (H)

ITEM 4   OWNERSHIP:

         The following information is as of December 31, 1998:

         (a)      Amount Beneficially Owned:                                        577,073

         (b)      Percent of Class:                                                   0.36%

         (c)      Number of Shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote                   507,073
                  (ii)   Shared power to vote or to direct the vote                  58,216
                  (iii)  Sole power to dispose or to direct the disposition of      348,135
                  (iv)   Shared power to dispose or to direct the disposition of    151,581

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    YES

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                    N/A


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CUSIP No. 144141108                                                 Page 5 of 7


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Included are the following subsidiaries of Wachovia Corporation - HC:

                  Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

                  Wachovia Securities, Inc., BD - (wholly owned subsidiary of Wachovia Corporation)

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                         N/A


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CUSIP No. 144141108                                                 Page 6 of 7



ITEM 10           CERTIFICATION:

                           By signing below, I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2000

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
            ----------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
            ----------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA SECURITIES, INC.


         By:  /s/ Michael D. Hearn
            ----------------------------------------------
              Michael D. Hearn
              Senior Managing Director

                       SEE AGREEMENT ATTACHED AS EXHIBIT A



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CUSIP No. 144141108                                                 Page 7 of 7

                                                                       EXHIBIT A

                                    AGREEMENT

                                February 10, 2000

                  The understanding hereby agree to file a joint statement on
         Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

                  Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

                  Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

                  This agreement applies to any amendments to Schedule 13G.

         Wachovia Corporation


         /s/  William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary


         Wachovia Bank, National Association


         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary


         Wachovia Securities, Inc.


         /s/ Michael D. Hearn
         --------------------------------------------
         Michael D. Hearn
         Senior Managing Director